UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment Number 1)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IOTA COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Class of Warrants to Purchase Common Stock with an Exercise Price of $0.3753 Issued in September 2018 in

Exchange for Warrants Issued between March 2018 and July 2018

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Barclay Knapp

Chief Executive Officer

Iota Communications, Inc.

540 Union Square

New Hope, PA 18938

(855) 743-6478

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Joseph M. Lucosky, Esq.

Steven A. Lipstein, Esq.

Lucosky Brookman LLP

101 Wood Avenue South

Woodbridge, New Jersey 08830

(732) 395-4400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$12,504,542	$1,516.00
*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the exercise by the holders of a total of 18,281,494 warrants to purchase common stock for which such holders will receive certain services and a total of 21,937,793 shares of common stock (the holders will receive an extra 3,656,299 shares as part of the offer in addition to 18,281,494 shares of common stock to which they are entitled pursuant to the warrant exercise) which are valued at $0.57 per share, the average of the high and low prices of Iota Communications, Inc.’s (the “Company”) shares of common stock as reported by the OTCQB for December 7, 2018.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $121.20 per million dollars of the transaction valuation.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,516.00	Filing Party: Iota Communications, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: December 11, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2018 (the “Schedule TO”) relating to the following exchange offer by Iota Communications, Inc. (the “Company” or “Iota” or “we”, “us”, or “our”): upon the holders of up to 18,281,494 of that certain class of warrants, each to purchase one share of common stock, with an exercise price of $0.3753 per share and each issued in September 2018 in exchange for warrants issued by us between March 2018 and July 2018 to individuals and entities in connection with such individuals and entities purchasing certain wireless spectrum services from us between March 2018 and July 2018 (the “Warrants”), exercising such Warrants for the cash exercise price of $0.3753 per share, Iota shall: (i) issue up to 21,937,793 shares of common stock (the holders will receive up to an extra 3,656,299 shares (a 20% bonus) as part of the offer in addition to the up to 18,281,494 shares of common stock to which they are entitled pursuant to the warrant exercise); and (ii) provide services to the holders such that the holders will receive, within twelve (12) months of the expiration date of this tender offer, at least 1.1373 megahertz pops (“MHz-POPs”) (the amount of megahertz of wireless spectrum covered by an exclusive Federal Communications Commission (“FCC”) radio frequency license (“FCC License Authorization”) multiplied by the population in the Economic Area (as defined by the FCC) covered by such FCC license) in FCC License Authorizations for each Warrant exercised. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Exercise and Exchange dated December 11, 2018, as amended by this Amendment (the “Offer to Exercise and Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter to Holders of Warrants, as amended by this Amendment (the “Letter”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Exercise and Exchange, and the Letter remains unchanged. This Amendment should be read with the Schedule TO, the Offer to Exercise and Exchange and the Letter.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Company is extending the Offer until 5:00 P.M. (Eastern Standard Time) on January 11, 2019. As amended, the Offer and withdrawal rights will now expire at 5:00 P.M. (Eastern Standard Time) on January 11, 2019, unless further extended or earlier terminated. Only Warrants validly exercised and not properly withdrawn will be exchanged pursuant to the Offer.

Item 12.	Exhibits.

Amendments to the Offer to Exercise and Exchange and the Other Exhibits to the Schedule TO

All references to “January 9, 2019” in the Offer to Exercise and Exchange, the Letter, the Form of Election to Participate and Exercise Warrant (Exhibit (a)(1)(C) to the Schedule TO), and the Form of Notice of Withdrawal (Exhibit (a)(1)(D) to the Schedule TO) are hereby amended and replaced with “January 11, 2019”. All references to “February 7, 2019” in the Offer to Exercise and Exchange, the Letter, and the Form of Notice of Withdrawal are hereby amended and replaced with “February 11, 2019”.

The Offer to Exercise and Exchange and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits, are hereby amended and supplemented to reflect the same.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2019

Iota Communications, Inc.

By:	/S/ Barclay Knapp
Name: Barclay Knapp
Title: Chairman and Chief Executive Officer